

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Daniel Hirsch
Chief Financial Officer
Cascade Acquisition Corp
1900 Sunset Harbour Dr., Suite 2102
Miami Beach, FL 33139

> **Re: Cascade Acquisition Corp**
> **Form 8-K filed May 17, 2021**
> **File No. 001-39728**

Dear Mr. Hirsch:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed May 17, 2021

Item 4.02, page 1

1. Please tell us why your filing does not include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing in accordance with Item 4.03(a)(3); or revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction